THOMPSON & KNIGHT LLP ATTORNEYS AND COUNSELORS ONE ARTS PLAZA 1722 ROUTH STREET • SUITE 1500 DALLAS, TEXAS 75201 214.969.1700 FAX 214.969.1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON LOS ANGLES NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS

December 7, 2015

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 2, 2015
Response Dated September 23, 2015
File No. 001-33610

Dear Mr. Hiller:

On behalf of Rex Energy Corporation (the “Company”), we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). The Staff’s comments were provided to the Company in a letter dated October 7, 2015 addressed to Thomas Rajan. Our responses are based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of the comments are reproduced in their entirety followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

Properties, page 31

Estimated Proved Reserves, page 33

Proved Undeveloped Reserves, page 34

Mr. Karl Hiller

Securities and Exchange Commission

December 7, 2015

1.	We note that you are proposing to include disclosure in future filings when development plans materially deviate from previously disclosed development plans, of a list of factors considered in your efforts to align development plans and capital expenditures. However, we believe that meaningful disclosure would include specific details and rationale related to the particular changes to development plans that are material, including details sufficient to understand the underlying factor and how it had changed since adopting your initial development plans; it should be clear why you believe your revised development plans are reasonably certain to be executed according to the new plan, if this is your view.

Response:	The Company acknowledges the Staff’s comment and will include specific details and rationale related to material changes to its development plans, including details sufficient to provide an understanding of the underlying factors related to such changes and how such factors have changed since the Company’s development plans were initially developed, to the extent applicable, in future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2015, which will be filed by the Company on or before March 15, 2016 (the “2015 10-K”).

2.	We note your response explaining that the increases in development costs for years after 2015, compared to the future expenditure plans outlined in your 2013 report, are primarily related to the increase in PUD locations booked during 2014. Please tell us the extent to which reserves and locations that had been scheduled for development during 2015, in your 2013 reserve report, were scheduled for development in years other than 2015 in your 2014 reserve report, and explain your particular rationale for those locations and reserves for which the development plans have changed. Please also tell us the specific prices used at December 31, 2014 in scheduling future development (i.e. NYMEX strip prices, or other future price expectations), and explain how your expectations for future commodity prices guide the initial scheduling and subsequent rescheduling of your development plans.

Response:	In the Company’s 2013 reserve report, the Company had 136 proved undeveloped (“PUD”) locations scheduled for development between 2014 and 2020, with 32 of those PUD locations scheduled for development in 2015. During 2014, 24 of those 136 PUD locations were drilled and completed and converted to proved developed producing (“PDP”) reserves. This equated to conversion of approximately 17.6% of the Company’s PUD locations to PDP reserves.

Mr. Karl Hiller

Securities and Exchange Commission

December 7, 2015

Of the 32 wells that had been scheduled for development in 2015 in the Company’s 2013 reserve report, one PUD location was transferred to producing status during 2015. Eight locations were removed from the 2014 reserve report as the wellbores were not going to be developed within five years of the date of first booking. These wells were removed primarily due to our acquisition of a large amount of undeveloped acreage in 2014 requiring operations to hold the leases. An additional 12 locations in the Company’s Westmoreland Marcellus non-operated region were removed from the 2015 schedule as a result of development decisions made by the operator of the properties. All other locations disclosed in the Company’s 2014 reserve report that had their development schedules adjusted from the schedules disclosed in the Company’s 2013 reserve report were revised to reflect the Company’s near-term plan to eliminate one drilling rig from its two rig program and the need to hold acreage by production in the acreage the Company acquired in 2014.

Additionally, while the Company did take into consideration NYMEX strip pricing at December 31, 2014 when scheduling future development, the Company also evaluated additional factors, including but not limited to, the timing of acreage expirations, the need to hold acreage by production, lease commitments, availability and cost of capital, availability of operational resources such as drilling rigs and other services, costs of drilling and related services, infrastructure and takeaway capacity, firm capacity commitments, and overall projected returns. Based on a comprehensive evaluation of all of these and other relevant factors, the Company makes decisions about initial scheduling and subsequent rescheduling of its development plans. The Company’s ultimate objective, based on this analysis, is to align its development and capital expenditures plans to focus on projects that management believes will provide the greatest returns.

3.	We note you have calculated the effects that using spot commodity prices on February 1, 2015, rather than the trailing twelve-month average price at December 31, 2014, would have had on your reserves, development plans and expenditure capital, while holding other factors constant, and these effects appear to be material. However, you state that since your analysis does not contemplate change in other factors, you do not believe disclosure quantifying these effects would be meaningful to investors. Unless you have sufficient knowledge of offsetting change in the other factors and have concluded and are proposing to disclose that it is not reasonably possible for the combined effects of the change in prices and these other factors to be material, we believe that you should disclose the quantifying information outlined in your reply to comply with Item 303 of Regulation S-K.

Mr. Karl Hiller

Securities and Exchange Commission

December 7, 2015

Response:	The Company acknowledges the Staff’s comment. In order to clarify the effects of current oil and natural gas prices on proved reserves, development plans and capital expenditures in future periodic filings, to the extent the Company determines that such effects are material, beginning with the Company’s 2015 Form 10-K, the Company will provide expanded disclosure regarding potential effects of then-current spot commodity prices on the Company’s estimated proved reserves, development plans and capital expenditures, while holding other factors constant. The spot commodity prices reasonably available after the end of the reporting period will be held constant to complete the 12-month average. In such situations, language similar to the following would be included in future filings:

“Based on spot commodity prices on February 1, 2015, (i) the Company’s PUD reserves would have been approximately 19% less than the results obtained using the SEC-mandated beginning-of-the-month average prices for the trailing 12 months for the year ended December 31, 2014; (ii) the Company’s PUD locations would have decreased from approximately 197 gross (129 net) locations to approximately 139 gross (100 net) PUD locations; and (iii) the Company’s projected future development costs related to the development of PUDs would have been reduced from approximately $69 million to $62 million in 2015; from approximately $184 million to $77 million in 2016; from approximately $172 million to $138 million in 2017; from approximately $154.0 million to $150 million in 2018; and from approximately $100 million to $54 million in 2019.

The foregoing calculations of the impact of lower commodity prices were prepared assuming that all inputs and factors other than commodity prices remain constant, thereby isolating the impact of commodity prices on our PUD reserves, PUD locations and future development costs related to the development of PUDs. Price is only one variable in the estimation of our proved reserves, and other factors could have a significant impact on future reserves and the present value of future cash flows, including, but not limited to, extensions and discoveries, changes in costs, drilling results, well performance and changes in our development plans. There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods and this pro forma estimate should not be construed as indicative of our development plans or future results.”

Closing

On behalf of the Company, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff and respectfully request an opportunity to discuss these responses further with the Staff if, following a review of this

Mr. Karl Hiller

Securities and Exchange Commission

December 7, 2015

information, the Staff does not concur with the Company’s views. In addition, we have attached a written “Tandy representations” statement from the Company.

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

Jessica W. Hammons

Enclosure

cc:	Lily Dang, Staff Accountant
Mark Wojciechowski, Staff Accountant
Thomas C. Stabley, Rex Energy Corporation, Chief Executive Officer
Thomas Rajan, Rex Energy Corporation, Chief Financial Officer
Jennifer McDonough, Rex Energy Corporation, Vice President, General Counsel and Secretary
Wesley P. Williams, Thompson & Knight LLP

366 Walker Drive State College, PA 16801 Ph: 814.278.7267 Fax: 814.278.7286 www.rexenergy.com

December 7, 2015

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 2, 2015
Response Dated September 23, 2015
File No. 001-33610

Dear Mr. Hiller:

In connection with responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated October 7, 2015 to Thomas Rajan with regard to the above-captioned filing, Rex Energy Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rex Energy Corporation

By:	/s/ Thomas Rajan
Thomas Rajan, Chief Financial Officer